  Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo
PRESS RELEASE

DENISON ANNOUNCES APPOINTMENT OF
TIM GABRUCH AS VICE PRESIDENT COMMERCIAL

Toronto, ON – September 5, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE American: DNN) is pleased to announce the appointment of Mr. Tim Gabruch, as Vice President Commercial. Tim will be based in the Company’s Saskatoon office and will be tasked with building an “end to end” sales, marketing and commercial function that is consistent with the Company’s entrepreneurial culture and long-term strategy surrounding the future development of its flagship Wheeler River uranium project.

Tim has nearly two and a half decades of experience in the uranium mining and nuclear energy industries, having spent 23 years with Cameco Corporation (“Cameco”) in various marketing and corporate development roles. He served as Vice President Marketing, from 2011 to 2017, leading a diverse team responsible for strategy development, sales and marketing, administration, and inventory and logistics management – resulting in the successful delivery of more than 30 million pounds U3O8 annually. Through his career, Tim has worked directly with nuclear utilities from around the world, including having spent 8 years at Cameco’s previous marketing and sales subsidiary in Minneapolis, USA. Tim also has experience serving the World Nuclear Association’s predecessor organization, the Uranium Institute, during a secondment, and as a board member of the Saskatchewan Trade and Export Partnership (STEP), a joint government/private non-profit organization that champions the province’s export industry.

David Cates, President and CEO of Denison, commented “The uranium industry is small, and it is rare that we would have an opportunity to add someone with Tim’s industry specific experience and background to our executive leadership team. We are pleased to have Tim join the Denison team and we are looking forward to building a commercial and marketing function fitting with our Company’s culture and strategy – particularly as we begin to organize our team for the next steps following the completion of the Wheeler River Pre-Feasibility Study, which is expected to be completed by the end of the third quarter.”

Mr. Gabruch will also be assuming responsibility for all commercial aspects associated with the Company’s Management Services Agreement with Uranium Participation Corp. (“UPC”)(TSX: U), as Mr. Scott Melbye, who currently serves as VP Commercial to UPC, is moving on from his part-time consulting role with the Company to pursue other opportunities in which he is involved.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 321,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: the anticipated role and objectives to be achieved with the creating of a Vice President Commercial position and the appointment of Tim Gabruch; the departure of Mr. Melbye; plans and objectives with respect to preparing a PFS to assess on a preliminary basis the potential for project development; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.